Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2021 Third-Quarter Unaudited Financial Results

- Enterprise Solutions achieves eighth consecutive quarter of record results -

   - Marketing Solutions revenue grows 11% year-over-year to US$67 million -

Hong Kong, November 30, 2021 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the third quarter ended September 30, 2021.

	Three Months Ended September 30,
	2021	2020	Percentage change
	(US$ in thousands)
	(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	66,556	60,124	11%
Enterprise Solutions	20,261	8,781	131%
Total revenue	86,817	68,905	26%
Gross profit	21,718	20,121	8%
Net loss	(2,632)	(7,097)	N/M
Adjusted EBITDA[1]	3,580	4,701	(24)%
Adjusted net income[1]	827	2,424	(66)%
Diluted adjusted net income per American Depositary Shares (“ADS”)[1]	0.01	0.03	(67)%
Operating Metrics:
Gross billing	195,405	167,084	17%

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick, said, “iClick achieved the eighth consecutive quarter of record revenues in our Enterprise Solutions business, which grew 131% year-over-year to US$20 million as demand for private domain traffic and online and offline integrations remained robust. Marketing Solutions revenues grew 11% year-over-year to US$67 million, a deceleration from the growth in prior quarters due to the weak advertising environment.

“While China’s entire advertising sector was adversely affected by the changing regulatory environment and heightened macroeconomic uncertainties, we remain confident in the long-term growth of China’s digital advertising industry. In response to current challenges, during the quarter we adopted a strategy to balance sales growth and profitability in order to maximize long-term client retention. With a strong and diverse clients portfolio, we believe we are well positioned to capture the growth opportunities when the market recovers.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“By contrast, the demand for private domain traffic remains strong and we are capitalizing on this trend through continued investment in our Enterprise Solutions business. Our strong industry solutions, combined with our growing and a loyal client base, are driving strong revenue growth while offsetting volatility in the advertising environment among our brand clients. We will continue to invest in sales and marketing and research and development to support our focus on developing innovative products and further expanding our market share within key accounts clients. For example, we leveraged iSmartGo, our cross-border e-commerce solution, to empower a number of new and existing global brand clients to tap into the increased demand in China for international products driven by the pandemic related travel restrictions. We will also devote more resources to developing “SaaS +X”, our enhanced SaaS model, which we believe will prevail over pure SaaS solutions currently available in China given additional services and operational support.

“In summary, we are encouraged by the continued outstanding growth in our Enterprise Solutions and will remain vigilant in preserving our market share in Marketing Solutions. With our clear strategies and solid execution capabilities, we are confident that iClick is well positioned to navigate the current challenging environment and deliver long-term sustainable value for our clients, employees and shareholders.”

Third Quarter 2021 Results:

Revenue for the third quarter of 2021 grew to US$86.8 million, up 26% from US$68.9 million for the same period of the prior year, attributable to the increase in contributions from Marketing Solutions and Enterprise Solutions.

Revenue from Marketing Solutions grew to US$66.6 million for the third quarter of 2021, up 11% from US$60.1 million for the third quarter of 2020, primarily as a result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$20.3 million for the third quarter of 2021, up 131% from US$8.8 million for the third quarter of 2020, primarily due to the increasing need for online and offline consumer behavior data integration and digital transformation.

Gross profit for the third quarter of 2021 was US$21.7 million, increased 8% compared with US$20.1 million for the third quarter of 2020, mainly due to contribution from higher-margin Enterprise Solutions.

Total operating expenses were US$24.1 million for the third quarter of 2021, compared with US$20.0 million for the third quarter of 2020, primarily due to an increase in share-based compensation expenses and incremental operating expenses incurred for the expansion of business scale.

Operating loss was US$2.3 million for the third quarter of 2021, compared with an operating income of US$0.1 million for the third quarter of 2020. This increase was as a result of an increase in share-based compensation expenses, and incremental operating expenses incurred for the expansion of business scale, which was partially offset by the growth in gross profit.

Net loss was US$2.6 million for the third quarter of 2021, compared with net loss of US$7.1 million for the third quarter of 2020. This decrease was mainly because the Company recorded the fair value losses of derivative liabilities and convertible notes of US$6.3 million and US$1.4 million, respectively, in the third quarter of 2020, while it did not incur such losses in the third quarter of 2021.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the third quarter of 2021 were US$0.02, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$0.08 for the third quarter of 2020.

Adjusted EBITDA for the third quarter of 2021 was US$3.6 million, compared with US$4.7 million for the third quarter of 2020. The decrease was mainly due to incremental operating expenses incurred for the expansion of business scale, which was partially offset by the growth in gross profit. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income for the third quarter of 2021 was US$0.8 million, compared with an adjusted net income of US$2.4 million in the third quarter of 2020. The decrease was mainly due to incremental operating expenses incurred for the expansion of business scale and increase in finance cost, which was partially offset by the growth in gross profit. For a reconciliation of the Company’s adjusted net income from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$195.4 million for the third quarter of 2021, increased 17% compared with US$167.1 million for the third quarter of 2020, driven by increasing marketers’ demand mainly from fashion, food and beverage, premium and luxury sectors.

As of September 30, 2021, the Company had cash and cash equivalents, time deposits and restricted cash of US$96.7 million, compared with US$94.5 million as of December 31, 2020.

Share Repurchase Program

On December 10, 2020, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$15.0 million from December 30, 2020 to December 31, 2021. In addition, our board of directors authorized the Company to upsize the share repurchase program from US$15 million to US$25 million on August 25, 2021. As of September 30, 2021, the aggregate value of purchased shares was approximately US$7.4 million.

[2]	Gross billing is defined as the aggregate dollar amount that clients have to pay the Company after deducting rebates paid and discounts given to.

Outlook

Based on the information available as of the date of this press release, iClick provides the following outlook for the full year 2021:

•	Revenue is estimated to be between US$318 million and US$338 million.
•	Revenue from Enterprise Solutions is estimated to be between US$62 million and US$68 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We note that the advertising budgets for our clients continue to be impacted by the changing regulatory environment and macroeconomic uncertainty. For example, recent regulatory tightening on several industry verticals including online education and online gaming have affected the sentiment of advertising spending of some clients in our Marketing Solutions business. Despite these headwinds in the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run. We remain vigilant in evaluating the risks posed by the changing regulatory environment and macroeconomic uncertainty and the potential impacts they have on our expectations.

With iClick’s diversified customer base of stable, top-tier brands and ongoing government efforts to contain the spread of the coronavirus amid the rollout of vaccine, we remain cautiously optimistic for the remainder of 2021. However, outbreaks and resurgence of COVID-19, including recent variants around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 30, 2021 (9:00 PM Beijing/Hong Kong time on November 30, 2021). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until December 7, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	59469524

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; litigation and negative publicity surroundings China -based companies listed in the U.S.; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; its ability to comply with existing or future laws and regulations related to data protection or data security; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	86,817	68,905	231,379	176,053
Cost of revenue	(65,099)	(48,784)	(165,776)	(126,054)
Gross profit	21,718	20,121	65,603	49,999

Operating expenses
Research and development expenses	(2,270)	(1,174)	(6,330)	(3,474)
Sales and marketing expenses	(12,706)	(9,035)	(42,264)	(26,151)
General and administrative expenses	(9,081)	(9,819)	(24,830)	(20,946)
Total operating expenses	(24,057)	(20,028)	(73,424)	(50,571)
Operating (loss)/income	(2,339)	93	(7,821)	(572)
Interest expense	(1,180)	(772)	(3,195)	(1,787)
Interest income	277	742	509	1,104
Other gains, net	940	1,652	2,955	3,040
Fair value losses on derivative liabilities	—	(6,343)	—	(11,466)
Fair value losses on convertible notes	—	(1,426)	—	(4,433)
Loss before income tax expense and share of losses from an equity investee	(2,302)	(6,054)	(7,552)	(14,114)
Share of losses from an equity investee	(25)	(16)	(84)	(85)
Income tax expense	(305)	(1,027)	(1,869)	(1,347)
Net loss	(2,632)	(7,097)	(9,505)	(15,546)
Net loss attributable to noncontrolling interests	311	545	1,860	1,642
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(2,321)	(6,552)	(7,645)	(13,904)

Net loss	(2,632)	(7,097)	(9,505)	(15,546)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	141	3,671	2,229	4,283

Comprehensive loss	(2,491)	(3,426)	(7,276)	(11,263)
Comprehensive loss attributable to noncontrolling interests	311	466	1,784	1,581
Comprehensive loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(2,180)	(2,960)	(5,492)	(9,682)

Net loss per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.02)	(0.08)	(0.08)	(0.19)
— Diluted	(0.02)	(0.08)	(0.08)	(0.19)

Weighted average number of ADS used in per share calculation:
— Basic	97,110,704	83,847,077	95,924,233	74,377,252
— Diluted	97,110,704	83,847,077	95,924,233	74,377,252

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of September 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	96,698	94,466
Accounts receivable, net of allowance for doubtful receivables of US$16,608 and US$11,749 as of September 30, 2021 and December 31, 2020 respectively	171,733	143,142
Other current assets	84,683	83,568
Total current assets	353,114	321,176

Non-current assets
Goodwill	81,388	74,419
Intangible assets	54,445	56,431
Other assets	22,914	18,089
Total non-current assets	158,747	148,939

Total assets	511,861	470,115

Liabilities and equity
Current liabilities
Accounts payable	57,698	43,140
Bank borrowings	69,746	56,040
Other current liabilities	64,686	63,667
Total current liabilities	192,130	162,847

Non-current liabilities
Other liabilities	22,220	28,180
Total non-current liabilities	22,220	28,180

Total liabilities	214,350	191,027
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 42,340,137 shares and 40,996,215 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	42	41
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 5,034,427 shares and 4,820,608 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	5	5
Treasury shares (2,113,435 shares and 2,396,372 shares as of September 30, 2021 and December 31, 2020, respectively)	(17,444)	(10,341)
Other reserves	306,380	282,397
Total iClick Interactive Asia Group Limited shareholders’ equity	288,983	272,102
Noncontrolling interests	8,528	6,986

Total equity	297,511	279,088

Total liabilities and equity	511,861	470,115

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value losses on convertible notes, (viii) other gains, net, (ix) convertible notes and shares issuance cost, (x) net loss attributable to noncontrolling interests, (xi) share of losses from an equity investee, (xii) cost related to new business setup or acquisitions, and (xiii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	(2,632)	(7,097)	(9,505)	(15,546)
Add/(less):
Depreciation and amortization	1,641	1,220	4,827	4,707
Interest expense	1,180	772	3,195	1,787
Interest income	(277)	(742)	(509)	(1,104)
Income tax expense	305	1,027	1,869	1,347
EBITDA	217	(4,820)	(123)	(8,809)
Add/(less):
Share-based compensation	3,424	1,612	12,270	3,879
Fair value losses on derivative liabilities	—	6,343	—	11,466
Fair value losses on convertible notes	—	1,426	—	4,433
Other gains, net[3]	(277)	(849)	(880)	(1,022)
Convertible notes and shares issuance cost[4]	—	—	202	44
Net loss attributable to noncontrolling interests[5]	191	545	1,740	1,642
Share of losses from an equity investee[6]	25	16	84	85
Cost related to new business setup or acquisitions[7]	—	—	54	63
Cost related to filing of Form F-3[8]	—	428	—	428
Adjusted EBITDA	3,580	4,701	13,347	12,209

3 Other gains, net has been adjusted out, except for amounts of US$663 thousand, US$803 thousand, US$2,075 thousand and US$2,018 thousand in relation to government grants for the three months ended September 30, 2021 and 2020 and for the nine months ended September 30, 2021 and 2020, respectively.

[4]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[5]

Net loss attributable to noncontrolling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding noncontrolling interests as a measure of its operational performance.

[6]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[7]	Cost related to new business setup or acquisition represents transaction cost (e.g. legal and professional fee) in connection therewith.
[8]	Cost related to the filing of Form F-3 represents audit, legal and professional fees.

Adjusted net income represents net loss before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses on convertible notes, (iv) other gains, net, (v) convertible notes and shares issuance cost, (vi) net loss attributable to noncontrolling interests, (vii) share of losses from an equity investee, (viii) cost related to new business setup or acquisitions, and (ix) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income from net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	(2,632)	(7,097)	(9,505)	(15,546)
Add/(less):
Share-based compensation	3,424	1,612	12,270	3,879
Fair value losses on derivative liabilities	—	6,343	—	11,466
Fair value losses on convertible notes	—	1,426	—	4,433
Other gains, net[3]	(277)	(849)	(880)	(1,022)
Convertible notes and shares issuance cost[4]	—	—	202	44
Net loss attributable to noncontrolling interests[5]	287	545	1,836	1,642
Share of losses from an equity investee[6]	25	16	84	85
Cost related to new business setup or acquisitions[7]	—	—	54	63
Cost related to filing of Form F-3[8]	—	428	—	428
Adjusted net income	827	2,424	4,061	5,472

The diluted adjusted net income per ADS for the periods indicated are calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss:	(2,632)	(7,097)	(9,505)	(15,546)
Add: Non-GAAP adjustments to net loss	3,459	9,521	13,566	21,018
Adjusted net income	827	2,424	4,061	5,472

Denominator for net loss per ADS - Weighted average ADS outstanding	97,110,704	83,847,077	95,924,233	74,377,252

Denominator for diluted adjusted net income per ADS - Weighted average ADS outstanding	102,437,548	90,085,165	101,251,077	80,615,340

Diluted net loss per ADS	(0.03)	(0.08)	(0.10)	(0.21)
Add: Non-GAAP adjustments to net loss per ADS	0.04	0.11	0.14	0.28
Diluted adjusted net income per ADS	0.01	0.03	0.04	0.07